UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 26, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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DSM BIOLOGICS AND CRUCELL ANNOUNCE PER.C6(R) LICENSING DEAL WITH TAIWANESE
DEVELOPMENT CENTER FOR BIOTECHNOLOGY

SITTARD/LEIDEN, THE NETHERLANDS, MARCH 26, 2007 - DSM Biologics, a business unit of DSM Pharmaceutical Products, and Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX), today announced that they have signed a non-exclusive PER.C6(R) research licensing deal with Taipei, Taiwan-headquartered Development Center for Biotechnology (DCB). DCB will use the PER.C6(R) human cell line for its in-house production of undisclosed recombinant proteins. This PER.C6(R) license is Crucell's second license in Taiwan for recombinant protein production within one year further confirming and complementing the company's strong focus on Taiwan and Asia in general.

ABOUT THE PER.C6(R) TECHNOLOGY PLATFORM

Crucell's and DSM's PER.C6(R) technology platform has been developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6(R) CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

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ABOUT DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 - Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over
(euro)8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. These statements are based on current expectations, estimates and projections of the management of DSM and Crucell and information currently available to both companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Crucell do not guarantee that their expectations will be realized. Furthermore, DSM and Crucell have no obligation to update the statements contained in this press release. Crucell has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to the Form 20-F, as filed by Crucell with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". Crucell prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

DSM PHARMACEUTICALS PRODUCTS          CRUCELL N.V.
Terry Novak                           Leonard Kruimer
Chief Marketing Officer               Chief Financial Officer
DSM Pharmaceuticals Inc.& Biologics   Tel. +31-(0)71-524 8722
Tel. +1 973 257 8471                  Leonard.Kruimer@crucell.com
Terry.Novak@dsm.com

DSM BIOLOGICS                         CRUCELL N.V.
Brad Carlson                          Barbara Mulder
Vice President                        Corporate Communications
Marketing, Sales & NBD                Tel: 31-(0) 71 524 8718
Tel. +1 585 624 3844                  barbara.mulder@crucell.com
Brad.Carlson@dsm.com

                                      CRUCELL N.V. IN THE USA:
                                      Thomas Redington
                                      Tel. +1 212 926 1733
                                      tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     March 26, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer